# SEC Schedule 13D/A (Amendment No. 10) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BIODESIX INC, CIK 0001439725
CUSIP: 09075X207
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 919 WEST DILLON RD, LOUISVILLE, Colorado (CO), 80027
Date of event which requires filing of this statement: 01/23/2026
Filed by CIK 0001021412
Persons authorized to receive notices and communications: Jack W. Schuler, PO Box 531, Lake Bluff, Illinois (IL), 60044, (520) 906-2991

## Reporting persons
- SCHULER JACK W (CIK 0001021412): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 20,735; shared voting power 2,313,210; sole dispositive power 20,735; shared dispositive power 2,313,210; aggregate amount beneficially owned 2,333,945 (24% of the class)
  Comment: (1) Sole voting and dispositive power includes 20,735 Shares (as defined herein) that the Reporting Person has the right to acquire within 60 days of the date of this filing.
  
  (2) Percent of class is calculated based on a total of 9,685,789 Shares outstanding, as provided by the Issuer on January 23, 2026, plus 20,735 Shares that the Reporting Person has the right to acquire within 60 days of the date of this filing.
- Jack W. Schuler Living Trust: type of reporting person: other (OO); citizenship or place of organization: Illinois (IL); source of funds: working capital (WC); sole voting power 0; shared voting power 1,563,210; sole dispositive power 0; shared dispositive power 1,563,210; aggregate amount beneficially owned 1,563,210 (16.1% of the class)
  Comment: (1) Percent of class is calculated based on a total of 9,685,789 Shares outstanding, as provided by the Issuer on January 23, 2026.
- Jack W. Schuler 2025 GRAT: type of reporting person: other (OO); citizenship or place of organization: Illinois (IL); source of funds: working capital (WC); sole voting power 0; shared voting power 750,000; sole dispositive power 0; shared dispositive power 750,000; aggregate amount beneficially owned 750,000 (7.7% of the class)
  Comment: (1) Percent of class is calculated based on a total of 9,685,789 Shares outstanding, as provided by the Issuer on January 23, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: BIODESIX INC
Address of issuer's principal executive offices: 919 WEST DILLON RD, LOUISVILLE, Colorado (CO), 80027
Comment: This Amendment No. 10 to Schedule 13D ("Amendment No. 10") is being filed by the undersigned, pursuant to section 240.13d-2(a), to amend and supplement the Schedule 13D filed with the U.S. Securities and Exchange Commission (the "SEC") on November 9, 2020 (the "Initial Schedule 13D"), as amended on January 28, 2022, on April 11, 2022, on November 23, 2022, on August 11, 2023, on April 9, 2024, on May 23, 2024, on May 20, 2025, on September 3, 2025, and on September 23, 2025 (collectively, the "Schedule 13D"), with respect to the common stock, par value $0.001 per share (the "Shares"), of Biodesix, Inc. (the "Issuer" or the "Company"), whose principal executive offices are located at 919 West Dillon Rd., Louisville, Colorado 80027.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On January 22, 2026, Mr. Schuler, through the Trust, purchased 82,465 Shares in the open market, through a broker, in multiple transactions at prices ranging from $10.675 to $11.10, inclusive, with a weighted average price of $10.9569 per Share. On January 23, 2026, Mr. Schuler, through the Trust, purchased 80,000 Shares in the open market, through a broker, in multiple transactions at prices ranging from $11.225 to $12.05, inclusive, with a weighted average price of $11.8084 per Share. On January 26, 2026, Mr. Schuler, through the Trust, purchased 20,000 Shares in the open market, through a broker, in multiple transactions at prices ranging from $11.56 to $11.99, inclusive, with a weighted average price of $11.8032 per Share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, full information regarding the number of Shares purchased at each separate price within the ranges set forth herein.

The source of funds for the purchases reported herein was Mr. Schuler's personal funds.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Mr. Schuler transitioned to the role of emeritus director of the Issuer at the Issuer's 2025 Annual Meeting of Stockholders held on May 20, 2025.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a)-(c) of the Schedule 13D is hereby amended and restated as follows:

As of the date hereof, Mr. Schuler may be deemed to beneficially own, in the aggregate, 2,333,945 Shares, which represents approximately 24.0% of the Shares outstanding.

Mr. Schuler's beneficial ownership consists of (i) 4,156 Shares that Mr. Schuler has the right to acquire upon exercise of options exercisable within 60 days of the date of this filing, (ii) 16,579 Shares that Mr. Schuler has the right to acquire upon settlement of vested RSUs within 60 days of the date of this filing, (iii) 1,563,210 Shares held by the Trust, representing approximately 16.1% of the Shares outstanding, and (iv) 750,000 Shares held by the GRAT, representing approximately 7.7% of the Shares outstanding.

The foregoing beneficial ownership percentages are based on a total of (i) 9,685,789 Shares outstanding, as provided by the Issuer on January 23, 2026, and, for purposes of calculating Mr. Schuler's beneficial ownership percentage, (ii) 20,735 Shares that Mr. Schuler has the right to acquire within 60 days of the date of this filing.
Number of shares as to which each person has sole or shared power to vote or dispose:
Mr. Schuler has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, the 20,735 Shares that Mr. Schuler has the right to acquire within 60 days of the date of this filing.

As sole trustee of the Trust, Mr. Schuler shares with the Trust the power to vote or direct the vote, and the power to dispose or direct the disposition of, the 1,563,210 Shares beneficially owned by the Trust.

As sole trustee of the GRAT, Mr. Schuler shares with the GRAT the power to vote or direct the vote, and the power to dispose or direct the disposition of, the 750,000 Shares beneficially owned by the GRAT.
Transactions in the class effected during the past sixty days: The response to Item 3 of this Amendment No. 10 is incorporated by reference herein. Except as set forth in this Amendment No. 10, no transactions in the Shares have been effected by the Reporting Persons within the past 60 days.

## Signatures
- SCHULER JACK W: /s/ Jack W. Schuler, Jack W. Schuler (01/27/2026)
- Jack W. Schuler Living Trust: /s/ Jack W. Schuler, Jack W. Schuler, Trustee (01/27/2026)
- Jack W. Schuler 2025 GRAT: /s/ Jack W. Schuler, Jack W. Schuler, Trustee (01/27/2026)